Exhibit 99.2

Further to the announcement made on 10 February 2004 confirming the appointment of Baroness Sheila Noakes as a Non-Executive Director of Imperial Chemical Industries PLC from 1 March 2004, the Company confirms that, pursuant to section 6.F.2 of the Financial Services Authority Listing Rules, there is no such information to be disclosed other than the following directorships and partnerships held in the last 5 years:

Current:

Non Executive Director of Hanson PLC	Appointed 30/07/2003

Non Executive Director of The Social Market Foundation	Appointed 07/02/2002

Non Executive Director of Carpetright plc	Appointed 01/02/2001

Non Executive Director of SThree Limited	Appointed 02/03/2001

Non Executive Director of English National Opera	Appointed 15/11/2000

Non Executive Director of Eastbourne College	Appointed 10/03/2000

Trustee of the Reuters Founders Share Company	Appointed 23/04/1998

Non Executive Director of Goudhurst House (Management) Limited	Appointed 05/12/1997

Past

John Laing plc	Appointed 01/06/2002
Resigned 10 February 2004

Hanson Building Materials Limited	Appointed 01/09/2001
Resigned 14/10/2003

KPMG LLP – Partner	Resigned 30/09/2000

Director of Bank of England	Resigned 30/05/2001

The Company also confirms that Sheila Noakes currently has no share interests in Imperial Chemical Industries PLC.

05 March 2004

End